UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. dated October 7, 2013: Star Bulk Announces Completion of its Follow-On Offering Including Exercise of Underwriters’ Option to Purchase Additional Common Shares.

Exhibit 1

STAR BULK ANNOUNCES COMPLETION OF ITS FOLLOW - ON OFFERING INCLUDING EXERCISE OF UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL COMMON SHARES

ATHENS, GREECE, October 7, 2013 — Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK) today closed its previously announced public offering, issuing 8,050,000 new common shares, including 1,050,000 common shares sold pursuant to the exercise in full of the underwriters' option to purchase additional common shares. Gross proceeds of the offering were approximately $70.8 million, inclusive of $9.2 million gross proceeds from the exercise of the underwriters’ option to purchase additional common shares.  Following this offering, the Company has 29,059,671 common shares issued and outstanding.

Certain of the Company’s largest shareholders, namely investment funds managed by Oaktree Capital Management L.P., investment funds managed by Monarch Alternative Capital LP, and Blueshore Global Equity Fund L.P. participated in the follow – on offering at the public offering price. Star Bulk intends to use the net proceeds from the offering to partially fund the acquisition of nine identified newbuilding drybulk vessels, future vessel acquisitions and general corporate purposes, including working capital.

Morgan Stanley & Co. LLC acted as the sole book-running manager for the offering.  Evercore Group L.L.C., Global Hunter Securities, LLC, Pareto Securities and Stifel, Nicolaus & Company acted as co-managers for the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  The offering was made only by means of a prospectus and related prospectus supplement.  A prospectus supplement related to the offering was filed with the Securities and Exchange Commission. Copies of the final prospectus relating to the offering may be obtained from the offices of Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Delivery Department or by email at prospectus@morganstanley.com.

About Star Bulk:

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the drybulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”.  Currently, Star Bulk has an operating fleet of thirteen drybulk carriers.  The total fleet consists of five Capesize and eight Supramax drybulk vessels with a combined cargo carrying capacity of 1,290,602 deadweight tons (dwt).  The average age of our current operating fleet is approximately 10.7 years. In addition, we provide vessel management services to nine third-party drybulk vessels, including four Capesize vessels, three Supramax vessels and two Panamax vessels. We have entered into agreements for the construction of seven drybulk vessels each with fuel efficient specifications, including two 208,000 dwt Newcastlemax drybulk vessels with expected deliveries during the first half of 2016, respectively, one 209,000 dwt Newcastlemax drybulk vessel with an expected delivery during the first quarter of 2016, two 180,000 dwt Capesize drybulk vessels with expected deliveries in the fourth quarter of 2015 and first quarter of 2016, respectively and two 61,000 dwt Ultramax drybulk vessels with expected deliveries during the fourth quarter of 2015.  In addition, we have entered into letters of intent for the construction of two 60,000 dwt Ultramax drybulk vessels with fuel efficient specifications with expected deliveries in 2015.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties.  Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.  The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Ag. Konstantinou Av.

Maroussi 15124

Athens, Greece

www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: October 7, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President